Friess Associates observations for clients and Brandywine Funds shareholders

December 31, 2006

Earnings Dictate the Race’s Pace

     The U.S. economy turned in a tortoise-like finish to a year that it started with the burst of a hare. In the first quarter of 2006, a post-Katrina rebound contributed to the most impressive quarterly growth in more than two years. Growth then slowed in each subsequent quarter, culminating in a fourth-quarter showing that the final tally is expected to show was less than half of the first quarter’s pace.
     While the glass-is-half-empty crowd seems to be a minority, some fear we’re seeing an expansion on its final legs. They argue the housing slowdown will spread, introducing the rest of us to the woe that has so far focused on homebuilders and real-estate brokers.
     We belong to a more optimistic camp. The companies in the portfolios we manage are poised to report earnings results for the final three months of 2006 that should belie fourth-quarter GDP, positioning them to start the new year with positive momentum. In general, analysts expect earnings growth to be less robust in 2007, but the companies your team isolated are estimated to grow earnings a noteworthy 20 percent over the next 12 months.

     Based on consensus estimates, we’re paying a small premium relative to the average company in the S&P 500 Index. Still, with earnings growing at more than twice the rate of the index’s typical component, the companies we hold are far from average. What’s more, we strive to identify companies that exceed consensus estimates, meaning their growth rates are higher and price-to-earnings ratios lower assuming our internal forecasts pan out.

Source: U.S. Department of Commerce

     If current trends persist, companies with strong fundamentals should be well positioned to attract positive attention. Most of the macro distractions that influenced investor behavior in 2006 no longer pack the same punch.
     The economy’s relatively modest momentum going into 2007 mitigates concern about inflation and the Fed’s vigilance against it, which prompted some investors to shy away from growth companies for a good part of 2006. Against a more stable backdrop, investors can evaluate individual companies on their own merits relieved from fear about the value-eroding power of higher interest rates.
     Energy-price jitters retreated in lockstep with a major oil price decline and have yet to re-emerge. After peaking near $77 a barrel in the summer, oil spent the December quarter in a range around $60 a barrel. It’s safe to say that stocks performed well in the quarter partly because investors were treated to a level of oil-price stability that’s been rare in recent years. Easing demand and geopolitical tensions could keep prices in check, reducing costs for industry and providing extra spending money to consumers.
     Recent consumer behavior adds to the argument against those who predict impending economic gloom. Monthly data suggest the final count on December-quarter consumer spending could show an inflation-adjusted increase of 4 percent or more. At the other end of the spectrum, there is concern about business spending, with new orders for capital goods (excluding aircraft and defense) moving in the opposite direction of consumer trends.
     At the individual-company level, however, we continue to find promising opportunities that cater to consumers and companies. Each holding enjoys characteristics that allow it to benefit from or run counter to prevailing broad trends.
     Productivity enhancement has been a consistent theme throughout the economic expansion, and its allure is as strong as ever now that slowing growth threatens to pinch profit margins. At the same time, the digital cycle marches on, fueling opportunities for companies facilitating and participating in the ongoing transition.

     We’ve identified a considerable group of technology-related companies capitalizing on these trends, holdings that also possess the kind of earnings drivers that our time-tested investment approach demands.
     For example, Nuance Communications is aggressively expanding into a rapidly growing market with arguably the best product offerings equipped to tackle a glaring need. Fidelity National Information Services enjoys technological superiority in a vast and critical field, while Logitech International is in a new-product cycle with peripheral computer devices for consumers and corporations that are recognized among the best in class for functionality and design.

      Rapid Growth at Reasonable Prices

     Nuance Communications (page 5) takes voice-recognition technology to unprecedented levels, with accuracy rates running as high as 98 percent. Bolstered in part by a targeted acquisition, the company is taking aim at inefficiencies that exist in a health-care sector that is hungry for cost containment. Health-care organizations spend an estimated $10 billion a year in a time-consuming effort to manually convert recorded dictations into electronic files. Nuance’s technology can make the process instantaneous at less than half the cost.

All figures are dollar weighted and based on data from Baseline. December 28, 2006.

     Fidelity National Information Services (page 4) is unknown to most consumers, but it plays a critical role in our increasingly electronic economy. A swipe of a credit card sets off a complicated chain of events as retailer and card issuer trade information on a shopper in about the time it takes to ready a pen. Credit-card companies, mortgage lenders and banks, including 35 of the world’s 50 largest, rely on Fidelity’s technology to process transactions and perform other functions. Thanks to its prowess in its main business, providing solutions for core banking functions, American Banker named the company the top banking service provider in the world.
     Logitech International (page 4) offers a broad array of new products, ranging from cutting-edge controllers for use with new videogame consoles to computer mice that enable users to scroll through hundreds of pages of digital text in seconds or click on any word in a given document to initiate an internet search. In addition, the company is experiencing a wave of demand for its web cameras and headsets driven by the popularity of video-sharing websites.
     Visibility is another earnings-related characteristic called for by our investment strategy. Despite broad concerns about the industrial side of the economy, we continue to find considerable opportunities from the industrial sector with the kind of clear paths to solid earnings growth that we like to see.
     As a provider of engineering and construction services to heavy industry, Washington Group International (page 5) works with long lead times and committed customers. Business in the pipeline, currently totaling $5.1 billion, is at its highest level since the company reorganized about five years ago. Washington Group is also increasingly insulating itself from the threat of cost overruns on projects, with 82 percent of its backlogged business made under cost-reimbursable terms.
     Holdings from the technology and industrial sectors comprise the largest percentages of assets in the portfolios we manage, reflecting little change in overall positioning. Likewise, sectors where assets represent more modest commitments are mostly in line with levels from the end of September – and the end of June, for that matter.
     Though the economy is slower and most macro concerns that influenced stocks in 2006 ebbed, earnings growth continues to emerge from familiar areas. Nothing on the near-term horizon challenges the reasoning behind the current crop of companies held in the portfolios we manage. With above-average earnings growth and reasonable valuations, we believe the companies we hold are well-suited to navigate the year ahead.
     No one can say with certainty what is in store for 2007. Your team is committed to tracking individual-company progress as the environment unfolds to identify the companies best positioned to prosper before the big picture comes into focus for the rest of the market.
     We’re grateful for the opportunity to serve you.

Bill D’Alonzo
Chief Executive Officer

Friess Associates

Opportunity Abounds as Sixty Becomes the New Forty

     Every day in the United States an estimated 8,000 people turn 60. In just four years, more than half of the population will be 50 or older. From bell-bottom jeans to self-funded retirement plans, the post-war baby boom that rewrote society’s rulebook over the past four decades stands poised to remake life’s golden years.

     Just as they did when passing through previous life stages, baby boomers will generate a stream of business opportunities. The difference this time, however, is that this demographic juggernaut now enjoys unprecedented spending power following a lifetime in the workforce.
     Our research effort aims to uncover individual companies that are best equipped to convert favorable trends into tangible earnings gains. While growth in the ranks of those 50 and above is well known, identifying winners among the companies jockeying to cater to this crowd will keep investors occupied for many years to come.
     Controlling approximately 70 percent of America’s wealth, baby boomers are the largest and richest demographic group to ever hit retirement age. In the U.S., an estimated $13 trillion will flow into retirement funds as 77 million boomers consolidate their savings, inherit wealth, sell their houses and cash in annuities. With $1 trillion in disposable income, it’s very likely boomers will spend more on lifestyle, retirement living, health and travel than their depression-era parents or their generation X and Y offspring.

Researcher Scott Gates

     The transfer of wealth to and from boomers is being anticipated by financial institutions scrambling to improve their private-banking and personal-trust businesses. Holding PrivateBancorp, which offers personalized services to clients with at least $1 million in net worth, is aggressively expanding in new markets, adding national trust powers and hiring more managing directors.
     With advances in medicine, most boomers can now expect to live into their 80s and 90s, increasing the need for quality medical options and long-term care amid escalating health-care costs. Holding Sun Healthcare is one of the largest health-care providers in the United States, with almost 17,000 skilled nursing, assisted living and specialty acute beds. The company also owns and operates related ancillary businesses in rehabilitation therapy, medical staffing and home care.
     Data from the National Center for Health Statistics at the Centers for Disease Control points to solid increases in leisure activity for those in the 55 to 64 and 65-plus age groups. The desire to remain active longer should continue to drive sales growth at holding DJ Orthopedics, which makes everything from rigid and soft knee braces for “weekend warriors” to bone stimulation therapies used following spinal fusion surgeries.
     Even general retailers are getting into the act. Women’s apparel maker Coldwater Creek opened standalone beauty spas earlier this year. Holding Best Buy is testing concept stores dubbed “eq-life” that offer yoga classes and electronics that manage personal health information. Video game developers, which traditionally have courted teenagers, are now creating cerebral workout games aimed at older adults.
     Boomers are expected to continue to embrace technology. The founder of online job-search provider Monster.com recently launched Eons.com, a social networking website designed for baby boomers. Anyone 50 and over can sign up for Eons.com to read age-relevant articles on work, fitness and finance, and share information with other members.
     Holding Apple Computer has discovered that mid-aged individuals are among the most loyal customers for its popular iPod. Filling up digital libraries with their favorite Rolling Stones songs, academic lectures or political banter, older listeners are enjoying the benefits of this user-friendly, take-anywhere technology. A voice-recognition system by holding Nuance Communications was recently featured on ABC’s reality television show, “Extreme Makeover: Home Edition,” to help a family accommodate their living environment to vision and hearing impairments.
     The “me” generation is grown up and, as has been the case in pervious decades, its footprints will shape what life looks, sounds and feels like in the years ahead. We look forward to uncovering some of the companies that profit as a result.

Friess Associates

Fidelity National Information Services Inc., FIS

     Most consumers don’t know that using their credit cards could call on Fidelity National to play a significant role in the transaction. The companies that rely on Fidelity National’s technology, on the other hand, are keenly aware of its importance, and Fidelity National boasts the earnings strength to prove it.
     NYSE-listed Fidelity National Information Services facilitates modern commerce by providing banks, credit-card companies, mortgage lenders and others with technology and services to process transactions, among other functions. The company serves 35 of the world’s 50 largest banks, including nine of the top 10. Nearly half of all U.S. residential mortgages are processed using Fidelity National software. The company’s customers, totaling more than 7,800 financial institutions in 60 countries, include Bank of America, Citibank, ING and Wachovia. Revenues are on pace to top $4 billion in 2006.
     Fidelity National grew September-quarter earnings 21 percent, beating estimates. Cost-cutting and cross-selling opportunities related to its merger with Certegy bolster the company’s near-term outlook at a time when its pace of new contract wins is strong. BB&T chose Fidelity National for a five-year, credit-card-processing contract, while Chase selected the company’s mortgage servicing software package for its $600 billion mortgage loan portfolio.
     Your team spoke with Chief Executive Lee Kennedy about how the spotlight is increasingly shining on a company that earns its keep behind the scenes. In November, Standard & Poor’s added Fidelity National as a new component in the S&P 500 Index. Days later, American Banker named Fidelity National the top banking service provider in the world.
     Your team bought Fidelity National at less than 18 times current 2006 earnings estimates.

Logitech International SA, LOGI

     In a mix of stainless steel and leather, an 11-inch, racing-inspired steering wheel sits above a six-speed gated shifter that seems to work as one with the buttery-smooth clutch pedal below. The driver’s seat? Perhaps a couch, a recliner or even a folding chair.
     The G25 Racing Wheel for electronic gaming is one of nine Logitech products recently recognized by the Consumer Electronics Association with 2007 Innovations awards across a wide range of categories. Whether the aim is to make a cooler gaming controller or a wireless mouse with features that enhance productivity, Logitech’s ability to offer innovative new products is a robust earnings-growth catalyst.
     Nasdaq-listed Logitech International SA makes products that serve as an interface between people and their personal computers and other digital platforms. The company is the world’s largest producer of computer mice. Other products include keyboards, speakers, internet video cameras and interactive gaming devices.
     In addition to selling through traditional retail channels such as Best Buy and Apple stores, Logitech boasts relationships with notable technology companies. For instance, Dell offers Logitech’s peripheral computer devices to its internet and catalog-driven customer base. Revenue topped $1.9 billion in the 12 months through September, representing an 18 percent year-over-year increase.
     Thanks to strength in new product sales, Logitech grew September-quarter earnings 41 percent, exceeding estimates by 24 percent.
     Your team spoke with Chief Financial Officer Mark Hawkins about trends currently adding momentum to the acceptance of new Logitech products. The growing popularity of video-sharing websites, for example, is boosting demand for the company’s new web cameras and headsets.
     Your team bought Logitech at less than 18 times current earnings estimates for the fiscal year ending March 2007. Wall Street predicts the company will finish the fiscal year with 26 percent earnings growth.

Friess Associates

Nuance Communications Inc., NUAN

     U.S. health-care companies spend $10 billion a year to manually convert dictations into electronic transcripts, but Nuance Communications is determined to see that number fall. The company’s voice-recognition technology can instantly transform dictations into digital text, increasing productivity and reducing costs by an estimated 70 percent.
     With $394 million in annual sales, Nasdaq-listed Nuance Communications is the market-leading provider of voice-recognition solutions. Over half of Fortune-100 companies use its technologies that enable voice-activated services over a telephone, turn speech into written words and permit the control of electronic devices. Nuance commands market shares of about 90 percent in desktop dictation, 80 percent in call centers and 60 percent in health-care dictation.
     September-quarter earnings grew 133 percent, topping Wall Street estimates. Quarterly revenues jumped 115 percent. Results were driven by strong adoption of the company’s new Dragon 9 software product, increasing demand from automobile and cell-phone manufacturers, and momentum related to its acquisition of Dictaphone, a leading provider of speech-recognition solutions to the health-care industry.
     Your team spoke with Chief Executive Paul Ricci regarding Nuance’s competitive advantage. Based on complex mathematical formulas, which require extensive amounts of linguistic and image data, acoustic models and recognition techniques, Nuance’s technology is considered the industry’s most accurate, with rates as high as 98 percent. To date, Nuance has filed 500 speech-related patents produced by 475 speech engineers and scientists.
     The roughly $1.2 billion businesses spent on speech recognition in 2005 is expected to grow to $2.7 billion by 2009. With penetration rates of only 5 to 10 percent in each of its end markets, significant growth opportunities lie ahead. Following the 73 percent growth it posted in the fiscal year ended September 2006, Wall Street predicts Nuance will grow earnings 24 percent in fiscal 2007.

Washington Group International Inc., WGII

     Five years ago a company that helped build the Hoover Dam, San Francisco Bay Bridge and Kennedy Space Center was just emerging from Chapter 11 reorganization. Now debt-free with over $3 billion in annual revenue, Washington Group is again adding chapters to its storied past.
     Nasdaq-listed Washington Group International is a leading provider of engineering, construction and management solutions. With a presence in more than 45 countries throughout Asia, the Middle East, Europe and the Americas, it operates six primary business units: power, infrastructure, mining, industrial process, defense, and energy and environment.
     An ill-advised purchase of Raytheon’s engineering and construction unit in 2000 saddled the company with debt and resulted in bankruptcy. Following a restructuring, its size and vast technical expertise make it a solid choice for high-profile government contracts, including destroying weapons of mass destruction and helping rebuild war-torn Iraq. Government work generates about half of revenue.
     September-quarter earnings rose to $22.1 million, excluding charges related to cost overruns from two legacy highway construction projects. Results were fueled by worldwide demand for heavy construction services. Washington Group benefits from increased investment in existing oil-and-gas and power infrastructure as well as the new construction and management of coal and nuclear plants. Its specialized competency in the decommissioning and disposal of hazardous materials ensures a stream of new government opportunities.
     Your team spoke with Treasurer Earl Ward about the company’s conservative operating strategy. Management has focused on structuring new business as cost-reimbursable rather than higher-risk fixed-price contracts. At $5.1 billion, backlogged business recently reached its highest level since reorganization, with 82 percent of the contracts made under cost-reimbursable terms.
     Wall Street predicts Washington Group will finish 2006 with 31 percent earnings growth.

Friess Associates

Ashee Bhan

     No outcome is guaranteed in the stock market. Still, with hard work and the fortitude to stick with well-founded convictions, a professional stock picker can greatly increase his or her chances of succeeding. Right after coming on board as a Researcher this past summer, Ashee Bhan showed he has what it takes to tilt the odds in favor of clients and shareholders.
     Ashee identified NVIDIA as a promising investment, with the company pursuing new applications for its graphics chipsets at a time when it was poised to supply the leading share of semiconductor content for Sony’s new PlayStation 3. Meanwhile, Advanced Micro Devices bought ATI, NVIDIA’s chief competitor. Ashee believed the acquisition could spur a market-share boon for NVIDIA after his research indicated that Intel was likely to send more business in NVIDIA’s direction since ATI was now becoming an arm of Intel’s biggest rival.
     Just when everything seemed to scream “buy,” NVIDIA’s board initiated an investigation into the company’s past options-issuing practices. As many investors fled, Ashee teamed up with the former Treasurer of Compaq Computer, who is a consultant to Friess Associates, and analyzed five years worth of NVIDIA’s options grants. After finding no overt pattern to issue options in a way that unfairly benefited management, Ashee decided his research trumped the broad investment community’s concerns.
     “Ashee conducted dozens of interviews to evaluate NVIDIA’s current prospects,” said Research Team Leader Ethan Steinberg. “He also armed himself with years of options information that gave him the insight most other investors lacked to discount the concern over options grants.”
     In its first earnings release following Ashee’s purchase, NVIDIA reported 86 percent growth, topping estimates by 11 percent. NVIDIA’s share price reacted positively to the strong fundamentals as the options concerns proved immaterial.
     Ashee started in the investment business as a financial consultant for Morgan Stanley. He then spent three years on the Friess research team before getting five years of additional experience as a senior analyst for a hedge fund. Ashee rejoined the Friess team in July. He is a graduate of Swarthmore College.

On the Cutting Edge …
Examples of innovative and interesting ideas that cross your team’s radar screen make it into this column each quarter. The chance to capitalize on investment opportunities related to them may lie in the future or may never materialize.

Pin Cushions Rejoice
Blood tests are never fun, especially for poeple with hard-to-find veins that require multiple tries. VeinViewer from Memphis-based Luminetx eliminates the hit-or-miss approach. The device aims an infrared light on the skin, making it possible for a video camera to see the veins below the surface. A computer processes the camera images and projects them onto the patient’s skin, creating a diagram for the nurse to follow. The procedure is fast and non-invasive, so it presents no risk of contamination for the patient.

Putting Unwanted Hair to Sleep
The folks at Philips appear poised to take the company’s line of electric shaving products to the next level with a device that promises to stall unwanted hair growth for weeks at a time. Unlike common hair-removal methods that destroy hair follicles with heat, Philips is seeking a patent for a device that uses light to put hair to sleep. Researchers at a Philips lab in the Netherlands found that short, weak pulses of near-infrared light can lull hair follicles into a dormant state known as the telogen phase. Treatment with the device, Philips claims, reduces hair growth in targeted areas by 90 percent for a number of weeks.

Friess Associates

Foster and Lynn Friess

     One man’s unyielding drive made it possible for Friess Associates to open for business. His enthusiasm led him to be generous with his hard-earned knowledge, establishing the framework that continues to define the firm’s investment strategy and culture. His wife provided the support he needed to succeed.
     Foster and Lynn Friess founded Friess Associates in 1974 with one client and $600,000 under management. As Foster put in long hours in the early, lean years, Lynn kept household expenses to a minimum, doubling as her growing family’s in-house barber and seamstress. Thirty-two years later, the firm manages more than 120 separate client portfolios and the three Brandywine Funds for roughly 75,000 shareholders. Assets total nearly $13 billion.
     In a journey more than four decades in the making, Foster went from a small Wisconsin farming town to accomplishments in the investment business that prompted CNBC’s Ron Insana to dub him “one of the last century’s great investors.” Now, five years after agreeing to partner with Affiliated Managers Group to pass the company they founded on to the next generation of Friess teammates, Foster is transitioning to a semi-retired mode to spend more time with family and on philanthropic activities.
     “I’m incredibly grateful to Foster and Lynn for creating this firm and for impacting my professional and personal lives in so many positive ways,” said Chief Executive Bill D’Alonzo. “The lessons Foster shared, covering everything from a proper handshake to evaluating a potential investment, will guide Friess teammates for years to come.”
     With time to tackle new challenges, Foster is as passionate as ever and eager to inspire others to join him in an effort to spur positive change. If you’re interested in learning more, visit fosterfriess.com. Stocked with information from a wide variety of sources, the website serves as a meeting place for people who believe in the power of private-sector solutions and the free-enterprise system. (Fosterfriess.com is not affiliated with Friess Associates, LLC or the Brandywine Funds.)
     In addition to the couple’s philanthropic work, Lynn serves as Chairman of the Board of Trustees of the National Museum of Wildlife Art.
     Thank you, Foster and Lynn, for all you’ve done for clients, shareholders and your teammates!

Breathe-Easy Street
The world’s fifth-largest cement maker wants concrete to become an ally in the fight against pollution in the concrete jungle. Italcementi Group, based in Bergamo, Italy, introduced cement containing its TX Active, which in the presence of light breaks down air pollutants such as carbon monoxide, nitrogen oxide and others via a chemical process called photocatalysis. The product speeds the processes that cause pollutants to decompose. TX Active can be blended into cement, paint, mortar and plaster, and is currently attracting commercial interest in Italy, Belgium and France. Italcementi estimates that covering 15 percent of all visible urban surfaces in a given city with TX Active products can reduce pollution there by as much as 50 percent.

Racetrack Barriers Headed for the Highway?
Current crash barriers are good for one collision, exposing subsequent drivers to dangers posed by bridge abutments and concrete dividers until a road crew puts itself at risk to install a new barrier. As a possible solution, transportation officials from Ohio and the federal government are currently evaluating self-healing crash barriers used in NASCAR pit stops for public roadways. Columbus-based Battelle Science and Technology uses a proprietary process to remove the brittleness from its polyurethane material. The result is an energy-absorbing, hyper-elastic barrier that rebounds into its original shape minutes after impact. Evaluations are expected to conclude soon, and Battelle hopes to introduce a highway barrier product by this summer.

Friess Associates

Research that Comes in All Sizes

     The same Friess researcher who uncovered Precision Castparts, with a market cap of $10.8 billion, recently isolated Sun Healthcare, which is less than one-tenth that size. Another researcher responsible for $856 million industrial carpet manufacturer Interface also purchased Agilent Technologies, one of the world’s largest makers of scientific testing equipment.
     Friess Associates manages portfolios for clients and shareholders with well defined market-cap ranges, but the research effort behind their construction maintains the flexibility to pursue companies of all sizes. Having teams and individual researchers exploring companies of all sizes sets us apart from other managers that work within the market-cap limits of a particular “product” they offer.
     Our research work on any given company is market-cap indiscriminate, so we interview small-cap suppliers, mid-cap vendors and other sources up and down each company’s “food chain.” This often alerts us to trends we might otherwise miss if we maintained a narrow focus on one particular market cap and gives us a better vantage point from which to view an existing or potential holding’s prospects.
     Precision Castparts, a current holding in our all- and large-cap portfolios, originated from research up and down the market-cap spectrum and across industries by a group of researchers. The company makes parts for jet engines and power generation equipment, counting Airbus, Boeing and General Electric among its customers.
     With aircraft passenger miles increasing on a year-over-year basis in 2005, our research led us to AAR Corp., which benefited from a related rise in demand for maintenance, repair and overhaul (MRO) work. Interviews with AAR employees directly involved in MRO encouraged us to investigate parts makers, including Esterline, Goodrich and Precision Castparts.
     After evaluating the various possibilities, Precision Castparts emerged as a promising investment. The decision stemmed from insights gathered from small-cap companies such as AAR and Esterline, mid-cap companies such as Goodrich, and large-cap companies such as Boeing and General Electric. This all-cap view detailed the dynamics of the MRO trend, enabling us to identify a company particularly well-positioned to capitalize on it.
     More than two dozen internal research professionals and additional research consultants perform as many as 100 interviews each day with company managements, customers, competitors and suppliers. We maintain a real-time database that catalogs every researcher’s findings, enabling us to leverage each other’s work while preventing duplicated efforts.
     An all-cap research approach is especially powerful when economic forces create headwinds for certain market-cap segments and industries. Most forecasts for 2007 call for a general slowdown in the U.S. as the cumulative effect of 17 interest-rate hikes by the Fed takes hold. Prognosticators foresee large, defensively positioned companies trumping smaller more cyclical ones. Should this occur, our grassroots research approach will continue to remain open to all opportunities.
     Working up and down the market cap spectrum and across industries, we’re confident we will continue to find reasonably priced companies positioned to exceed Wall Street’s earnings expectations in 2007.

Friess Strategy Highlights
  Rapidly growing companies. Average Friess holding expected to grow earnings 22 percent in 2007.
  Reasonable price-to-earnings ratios. Current average holding sells at less than 19 times 2007 estimates.
  Focus on companies likely to exceed consensus earnings estimates.
  Emphasis on under-researched, lesser-known companies rather than industry leaders.
  Intensive and repeated contacts with company managements, competitors, customers and suppliers.
  Typically require holdings to have three years of earnings history and $3 million in after-tax income.

Must be preceded or accompanied by a prospectus. Please refer to the prospectus for important information about the investment companies, including investment objectives, risks, charges and expenses.
Fund holdings and sector weightings are subject to change at any time and are not recommendations to buy or sell any securities. Earnings growth rates quoted refer solely to the estimated earnings growth rates of the average investment holding of Friess client portfolios based on consensus estimates from Baseline and not to the actual performance of the portfolios themselves. As of December 28, 2006, Agilent Technologies, Apple Computer, Best Buy, Fidelity National Information Services, Logitech International, Nuance Communications, NVIDIA, Precision Castparts and Washington Group International represented 3.72, 3.70, 2.56, 1.30, 0.68, 0.44, 2.22, 4.95 and 0.17 percent of Brandywine Fund’s assets; and Brandywine Blue Fund held Agilent Technologies, Apple Computer, Best Buy, Fidelity National Information Services, NVIDIA and Precision Castparts at 4.79, 4.04, 3.84, 1.96, 2.13 and 2.70 percent of assets. “Bought” date highlighted in stock charts represents the initial purchase date by Friess Associates and is not necessarily the Funds’ initial purchase date. Baseline Financial Services, Inc. (Baseline) provides analytical information and services to the investment community. The S&P 500 Index is an unmanaged index commonly used to measure the performance of U.S. stocks. You cannot invest directly in an index.

Friess Associates, LLC	Friess Associates of Delaware, LLC
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Jackson, WY 83001	Greenville, DE 19807
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Editorial Staff: Chris Aregood and Adam Rieger

Friess Associates